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                                                           [PRIMACOM LETTERHEAD]

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         PRIMACOM REPORTS SECOND QUARTER AND FIRST HALF RESULTS FOR 2001

MAINZ, GERMANY, August 27, 2001 - PrimaCom AG (Neuer Markt Frankfurt, "PRC" / ID-No. 625910; Nasdaq: "PCAG") reports increased revenues and EBITDA and a reduced net loss for the 2001 second quarter over the first quarter of 2001. The Company's results reflect the inclusion of the Multikabel acquisition as of October 1, 2000.

Revenues for the first 6 months 2001 increased 44.2% to E 78.6 million over the same period 2000. Second quarter revenues increased 44.9% to E 39.7 million. First half Adjusted EBITDA increased 46.3% to E 35.1 million. Second quarter 2001 Adjusted EBITDA improved 57.4% to E 17.9 million. The increase in revenues and Adjusted EBITDA primarily reflect the contributions of the acquisition of Multikabel in the Netherlands and acquisitions in Germany subsequent to the first half of 2000, rate increases for basic analog cable television services, and the continued growth of high-speed Internet access and digital television services.

The net loss for the 6-month period was E 53.4 million, or E 2.70 per basic and diluted share, versus a net loss of E 17.1 million, or E 0.86 per basic and diluted share, a year ago. The net loss includes E 54.1 million depreciation and amortization. The net loss for the second quarter was E 25.8 million, or E 1.30 per basic and diluted share, versus a net loss of E 9.5 million, or E 0.48 per basic and diluted share, a year ago. Compared to the first quarter of 2001, however, the Company's net loss improved by E 1.9 million. The Adjusted EBITDA margin improved from 41.6% in the second quarter 2000 to 45.1% in the second quarter 2001 and continues the positive trend that began in the fourth quarter of 2000, reflecting the Company's efforts on all fronts.

A full press release will follow within the next hour.

CONTACT:    A. Hoffmann, Dir. Investor Relations,
            Tel.:  +49 6131 9310 150
            Fax : +49 6131 9310 149
            e-mail: investor@primacom.de
            PrimaCom AG, Head Quarter, Hegelstra(beta)e 61, 55122 Mainz, Germany